SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                       RULES 13d-1(b) AND (c) AND (d) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. ___)(1)

                                  DATAKEY, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    237909106
            --------------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 11, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)



--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO. 237909106                    13G                     PAGE 2 OF 6 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  David B. Johnson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                141,160

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               421,160(2)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             141,160

             WITH                8.        SHARED DISPOSITIVE POWER

                                                    421,160(3)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  421,160

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.37%

12.      TYPE OF REPORTING PERSON*

                  IN


--------------------

(2) Includes 80,000 shares owned by Betty Johnson, wife of David B. Johnson, and 200,000 shares owned by the David B. Johnson Family Foundation.

(3) See footnote 2.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 237909106                    13G                     PAGE 3 OF 6 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Betty L. Johnson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                80,000

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               421,160(4)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             80,000

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   421,160(5)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  421,160

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.37%

12.      TYPE OF REPORTING PERSON*

                  IN


--------------------

(4) Includes 141,160 shares owned by David B. Johnson, husband of Betty L. Johnson, and 200,000 shares owned by the David B. Johnson Family Foundation.

(5) See footnote 4.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 237909106                    13G                     PAGE 4 OF 6 PAGES


ITEM 1(a).           NAME OF ISSUER:

                              Datakey, Inc.

ITEM 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              407 West Travelers Trail
                              Burnsville, Minnesota 55337

ITEM 2(a).           NAME OF PERSON FILING:

                              See Item 1 on cover page

ITEM 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                              c/o Miller, Johnson & Kuehn, Incorporated
                              5500 Wayzata Boulevard
                              Suite 800 - Eighth Floor
                              Minneapolis, Minnesota  55416

ITEM 2(c).           CITIZENSHIP:

                              See Item 4 on cover page

ITEM 2(d).           TITLE OF CLASS OF SECURITIES:

                              Common Stock, $.05 par value

ITEM 2(e).           CUSIP NUMBER:

                              See cover page

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

                             (a)   |_|   Broker or dealer registered under
                                         Section 15 of the Act,
                             (b)   |_|   Bank as defined in Section 3(a)(6) of
                                         the Act,
                             (c)   |_|   Insurance Company as defined in Section
                                         3(a)(19) of the Act,
                             (d)   |_|   Investment Company registered under
                                         Section 8 of the Investment Company
                                         Act,
                             (e)   |_|   Investment Adviser registered under
                                         Section 203 of the Investment Advisers
                                         Act of 1940,


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 237909106                    13G                     PAGE 5 OF 6 PAGES


                             (f)   |_|   Employee Benefit Plan, Pension Fund
                                         which is subject to the provisions of
                                         the Employee Retirement Income Security
                                         Act of 1974 or Endowment Fund; SEE
                                         13d-1(b)(1)(ii)(F),
                             (g)   |_|   Parent Holding Company, in accordance
                                         with Rule 13d-1(b)(ii)(G); sEE Item 7,
                             (h)   |_|   A savings association as defined in
                                         Section 3(b) of the Federal Deposit
                                         Insurance Act,
                             (i)   |_|   A church plan that is excluded from
                                         the definition of an investment company
                                         under section 3(c)(14) of the
                                         Investment Company Act of 1940,
                             (j)   |_|   Group, in accordance with Rule
                                         13d-1(b)(1)(ii)(J).


                     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.              OWNERSHIP.

                              Provide the following information regarding the
                     aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                             (a)      Amount beneficially owned:

                                               See Item No. 9 on cover page

                             (b)      Percent of class:

                                               See Item No. 11 on cover page

                             (c) Number of shares as to which such person has:

                                      (i)      Sole power to vote or to direct
                                               the vote:

                                                         See Item No. 5 on cover
                                                         page

                                      (ii)     Shared power to vote or to direct
                                               the vote:

                                                         See Item No. 6 on cover
                                                         page

                                      (iii)    Sole power to dispose or to
                                               direct the disposition of:

                                                         See Item No. 7 on cover
                                                         page

                                      (iv)     Shared power to dispose or to
                                               direct the disposition of:

                                                         See Item No. 8 on cover
                                                         page

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                              Not applicable

ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON.

                              Not applicable

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CUSIP NO. 237909106                    13G                     PAGE 6 OF 6 PAGES



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                              Not applicable

ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                              See Exhibit A indicating the members of the group.

                              See Exhibit B indicating the agreement of the group that this Schedule 13G is filed on their behalf.

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP.

                              Not applicable

ITEM 10.             CERTIFICATION.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2000


/s/ David B. Johnson                     /s/ Betty Johnson
---------------------------              --------------------------
David B. Johnson                         Betty Johnson

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative, other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

CUSIP NO. 237909106                   13G                               PAGE A-1


                                    EXHIBIT A


The following list identifies each member of the group filing this Schedule 13G:

1.       David B. Johnson
2.       Betty Johnson
3.       David B. Johnson Family Foundation

CUSIP NO. 237909106                   13G                               PAGE B-1


                                    EXHIBIT B


                                    AGREEMENT

         This confirms the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Datakey, Inc. is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 21, 2000


/s/ David B. Johnson                     /s/ Betty Johnson
---------------------------              --------------------------
David B. Johnson                         Betty Johnson